Ab 3/7

02018690

VO 3-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47717

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASHINGTON DC SECTION 254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seligman Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Shetler (212) 850-1672
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VA 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Katherine Shetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seligman Services, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Assistant Treasurer

Title

Notary Public

JANICE CARTER
Notary Public, State of New York
No. 31-4944648
Qualified in New York County
Certificate Filed in Kings County
Commission Expires November 28, 20 02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x Supplemental Accountants Report as per 17a-5.

x Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seligman Services, Inc.

(A wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Seligman Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Seligman Services, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

Seligman Services, Inc. is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2002

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 468
Distribution and service fees receivable	484
Receivable from affiliates	35
Furniture, equipment and fixtures	1
Other assets	27
TOTAL ASSETS	$ 1,015

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 35
Stockholder's equity	980
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,015

See notes to statement of financial condition.

SELIGMAN SERVICES, INC.

(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Note 1 - Organization and Summary of Significant Accounting Policies:

Seligman Services, Inc. (the "Company") is a wholly-owned subsidiary of J. & W. Seligman & Co. Incorporated ("Seligman").

The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company is also registered as a broker-dealer in all of the states, territories and possessions of the United States.

The Company's sole business is to answer inquiries from shareholders with respect to the investment companies managed by Seligman ("Investment Companies"), to sell (acting as agent) shares of the Investment Companies and, in connection therewith, to provide shareholder liaison services to such shareholders.

The Company's cash and cash equivalents consist of shares of Seligman Cash Management Fund, Inc. ("Management Fund").

Furniture, equipment and fixtures are depreciated using an accelerated method over periods of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments are short term in nature.

Seligman has elected to treat the Company as a qualified subchapter S subsidiary. The Company is included in the federal and state S Corporation income tax returns and the combined local income tax return of Seligman. The Company computes its income tax provision on a separate company basis in accordance with a tax sharing arrangement between members of the Seligman group.

SELIGMAN SERVICES, INC.

(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

As more fully disclosed in footnote 2, the Company has various agreements with affiliated entities relating to reimbursements for distribution services, marketing, and related costs. The accompanying financial statements may not be indicative of the financial condition for the results of operations if the Company had been operated as an unaffiliated entity.

Note 2 - Related Party Transactions:

The Company has a Sales Agreement and a related Administration, Shareholder Services and Distribution Agreement with an affiliate, Seligman Advisors, Inc. ("SAI"), the exclusive distributor for the Investment Companies. Pursuant to this Sales Agreement, SAI pays the Company commissions for selling shares of the Investment Companies. Furthermore, the Investment Companies pay the service fees to SAI which are then paid to the Company for providing personal service and/or maintenance of shareholder accounts and distribution fees in connection with the distribution of Investment Company shares.

Because SAI incurs the vast majority of marketing and related costs to promote the sale of Investment Company shares, the Company pays to SAI its monthly income to the extent of SAI's net loss for that month.

Cash equivalents consists of 467,551 shares of Management Fund having a net asset value of $1.00 per share.

Receivable from affiliates primarily represent amounts in excess of distribution services paid to SAI.

Certain directors and/or officers of the Company are also directors and/or officers of Seligman, SAI and the Investment Companies.

Note 3 - Employee Benefit Plans:

All employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 33 1/3 percent after one year, 66 2/3 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds which invest solely in the Investment Companies

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Note 4 – Commitment and Contingencies:

Seligman and SAI together with 25 other investment managers and distributors of registered investment companies (collectively, the "Defendants"), were named in a complaint filed in federal court on June 22, 2001. The complaint alleges, in substance, that the Defendants violated various sections of the Investment Company Act of 1940 and/or common law with respect to the composition and independence of the Board of Directors/Trustees of the investment companies, which the Defendants manage and distribute, and that the Defendants' respective investment advisory agreements and distribution agreements are invalid.

Seligman and SAI deny the allegations, believe the complaint is without merit and intend to defend the action vigorously.

The Company is subject to legal actions in the ordinary course of its business. Management of the Company after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial position.

Note 5 - Net Capital Requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $423,489 which exceeded the minimum required net capital of $5,000 by $418,489, and the ratio of aggregate indebtedness to net capital was approximately .082 to 1.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Seligman Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Seligman Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2002